Filed Pursuant to Rule 433

Registration No. 333-180488

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$2,000,000,000

4.100% SENIOR NOTES, DUE JULY 2023

FINAL TERM SHEET

Dated July 18, 2013

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa2 (Moody’s)/A- (S&P)/A (Fitch)

Title of the Series:	4.100% Senior Notes, due July 2023

Aggregate Principal Amount Initially Being Issued:	$2,000,000,000

Issue Price:	99.919%

Trade Date:	July 18, 2013

Settlement Date:	July 23, 2013 (T+3)

Maturity Date:	July 24, 2023

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Day Count Fraction:	30/360

Interest Rate:	4.100% per annum

Interest Payment Dates:	January 24 and July 24 of each year, beginning January 24, 2014, subject to following business day convention (unadjusted).

Interest Periods:	Semi-annual. The initial interest period will be the period from, and including, the Settlement Date to, but excluding, January 24, 2014, the initial Interest Payment Date. The subsequent interest periods will be the periods from and including, the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.

Treasury Benchmark:	10 year U.S. Treasury, due May 15, 2023

Treasury Yield:	2.540%

Treasury Benchmark Price:	93-05+

Spread to Treasury Benchmark:	+157bps

Reoffer Yield:	4.110%

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Barclays Capital Inc., BMO Capital Markets Corp., Capital One Southcoast, Inc., Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Lloyds Securities Inc., nabSecurities, LLC, RBS Securities Inc., Santander Investment Securities Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., Standard Chartered Bank, Swedbank AB (publ)

Junior Co-Managers:	Lebenthal & Co., LLC, Loop Capital Markets, LLC

CUSIP:	06053FAA7

ISIN:	US06053FAA75

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.